NEWS RELEASE
June 9, 2010	Release 07-2010

WESTERN COPPER ANNOUNCES PROCEEDS OF C$2.4 MILLION
FROM EXERCISED WARRANTS

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce that it has received proceeds of C$2,406,250 from the exercise of warrants. The expiry date of the warrants was accelerated from July 10, 2012 to June 7, 2010 as previously announced on May 7, 2010.

A total of 1,925,000 warrants were exercised, representing 96% of the total that was subject to acceleration. 1,925,000 common shares were issued for these warrants bringing total outstanding shares to 81,707,536 as of June 8, 2010.

The proceeds will be used to fund general administration and permitting activities at our Carmacks and Casino projects.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chiara Orrigoni, Manager Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com